

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 5, 2009

Mr. Bryan Lemley
Vice President and Chief Financial Officer
Pinnacle Bankshares Corporation
622 Broad Street
Altavista, Virginia 24517

> **Re: Pinnacle Bankshares Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 19, 2009**
> **File No. 000-23909**

Dear Mr. Lemley:

   We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                        Sincerely,

                        Eric Envall
                        Staff Attorney